Proskauer Rose (UK) LLP 110 Bishopsgate London EC2N 4AY

Peter Castellon
December 1, 2015	Member of the Firm
d 44.20.7280.2091
f 44.20.7280.2001
pcastellon@proskauer.com
www.proskauer.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Ms. Suzanne Hayes

Ladies and Gentlemen:

Re:                   TiGenix
Draft Registration Statement on Form F-1

Submitted on October 21, 2015

CIK No. 0001581987

On behalf of TiGenix, we submit this letter and attachments in response to comments from the staff of the Securities and Exchange Commission received by letter dated November 18, 2015, relating to the above-referenced draft registration statement of the Company submitted confidentially to the Commission on Form F-1 on October 21, 2015 as Amendment No. 3 to the draft confidential submission.

The Company is concurrently confidentially submitting via EDGAR a further revised confidential draft registration statement on Form F-1, which includes changes to reflect responses to the staff’s comments as well as to update the Company’s disclosure.

In this letter, we have recited the comments from the staff in italicized type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references in the Company’s responses to the staff’s comments correspond to the pagination of the revised confidential draft registration statement.

The responses provided herein are based upon information provided to Proskauer by the Company. In addition to submitting this letter via Edgar, we are sending via Federal Express two copies of each of this letter and the revised confidential draft registration statement (marked to show changes from the amended draft registration statement submitted confidentially to the Commission on October 21, 2015).

Proskauer Rose LLP, the limited liability partnership registered in England and Wales (No. OC330064), is authorised and regulated by the Solicitors Regulation Authority. A list of members and their professional qualifications is open to inspection at the office address above.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Cover page

1.                                      Please revise your statement that you have applied to have your ADSs listed on the NASDAQ Global Market to clarify that there is there is no guarantee your application will be successful.

Response to Comment 1:

The Company respectfully advises the Staff that NASDAQ is currently reviewing its listing application, and the Company undertakes to provide updated disclosure regarding the status of its listing application with each amendment to the registration statement.  The Company’s listing on the NASDAQ Global Market is a condition to the underwriters’ obligation to subscribe for the ADSs.  The Company has been in communication with the NASDAQ listing division and expects to receive approval in principle for listing from the NASDAQ Global Market prior to the effectiveness of the Company’s registration statement on Form F-1.

Prospectus Summary, page 1

2.                                      Please provide the meaning and significance of the terms “orphan designation” and “fast-track designation” at their first use in the prospectus summary.

Response to Comment 2:

The Company has revised its disclosure as requested on page 1 of the revised confidential draft registration statement.

3.                                      Please revise your prospectus summary to remove your discussion of the results of your double blind Phase III study of Cx601. Your discussion of such information should be limited to sections of the prospectus where additional detailed information on clinical results provides context for evaluating such information.

Response to Comment 3:

The Company has revised its disclosure as requested on page 1 of the revised confidential draft registration statement.

4.                                      Please remove the information regarding the p-value requirement for your U.S. phase III trial of Cx601 from your prospectus summary. Technical information regarding p-values should be limited to sections of the prospectus where the proper context for such information can be provided.

Response to Comment 4:

The Company has revised its disclosure on page 1 of the revised confidential draft registration statement.

Use of proceeds, page 51

5.                                      Please revise your second and third bullet points in this section to indicate how far in the clinical development of Cx611 and AlloSCS-01 you expect the proceeds from this offering will enable you to reach.

Response to Comment 5:

The Company has revised its disclosure on page 51 of the revised confidential draft registration statement.

Dilution, page 54

6.                                      It appears as though the amount you disclosed for net tangible book value includes intangible assets. Please revise or explain how the amount was calculated.

Response to Comment 6:

The amount disclosed for net tangible book value does not include intangible assets. The calculation of tangible book value as at June 30, 2015 is made up of total assets less intangible assets.

Business, page 93

7.                                      We note your disclosure that a single treatment of Cx601 was “statistically superior” to the placebo arm and that 49.5% of patients treated with Cx601 had combined remission compared to 34.3% in the placebo arm. In addition, we note that the trial’s results indicated that patients receiving Cx601 had a 44.3% greater probability of achieving combined remission than placebo patients and that efficacy results had a p-value of less than 0.025. Please revise your disclosure to clarify that the rate of combined remission in patients treated with Cx601 was statistically significant compared to patients treated with the placebo arm. In addition, please explain the relationship between “statistical significance” and “p-values” and the significance of p-values to the evidentiary standard of efficacy. Please make conforming changes throughout your prospectus as appropriate.

Response to Comment 7:

The Company has revised its disclosure on page 93 of the revised confidential draft registration statement.

Phase III Clinical Results, page 107

8.                                     Please describe the serious adverse events that were observed during the Phase III study of Cx601 and why some participants withdrew from the trial.

Response to Comment 8:

The Company has revised its disclosure on pages 109 and 110 of the revised confidential draft registration statement.

Phase II Clinical Results, page 110

9.                                      For your Phase II clinical trial of Cx601, please restore the information in your prior filings which described the primary and secondary endpoints of the trial, how the results of the trial compared to the endpoints and adverse events observed during the trial.

Response to Comment 9:

The Company has revised its disclosure on page 111 of the revised confidential draft registration statement.

Cx611

Rheumatoid Arthritis

Clinical Results, page 114

10.                               For your Phase I/IIa clinical trial of Cx611 for the treatment of rheumatoid arthritis, please restore the information in your prior filings which described the primary and secondary endpoints of the trial, how the results of the trial compared to the endpoints and adverse events observed during the trial.

Response to Comment 10:

The Company has revised its disclosure on pages 115 and 116 of the revised confidential draft registration statement.

Partnerships, Licensing and Collaboration, page 123

11.                               Please expand your disclosure regarding your agreement with Lonza to describe the material terms of the agreement, including your rights and obligations, the duration of the agreement, termination provisions and any payment provisions. Also, please file the agreement as an exhibit.

Response to Comment 11:

The Company has revised its disclosure on pages 126 and 127 of the revised confidential draft registration statement.  The agreement will be filed as an exhibit.

The Acquisition of Coretherapix, page 145

12.                               Please revise the third bullet point of this section to provide the percentages of net sales payable under the contribution agreement within a ten percent range (i.e. single digits, teens, twenties, etc…).

Response to Comment 12:

The Company has revised its disclosure on pages 147 and 148 of the revised confidential draft registration statement.

* * * *

Please do not hesitate to contact me at +44 (20) 7280-2091 with any questions or comments regarding this response letter or the revised confidential draft registration statement.  Thank you for your assistance.

Sincerely,

/s/ Peter Castellon
Peter Castellon

cc:                                Eduardo Bravo, TiGenix